Exhibit (d)(1)(6)

NON-NEGOTIABLE

Performance Share

[GRAPHIC]

ELECTRONIC DATA SYSTEMS CORPORATION

has been granted an option to purchase                  shares of Common Stock $.01 par value, of Electronic Data Systems Corporation, in accordance with the terms and conditions set forth in EDS’ PerformanceShare Plan.

/s/ Lester M. Alberthal, Jr.

Lester M. Alberthal, Jr.

Chairman of the Board and

Chief Executive Officer

[EDS LOGO]	[SEAL]

Optionee ID : Grant Date : Date Printed :